As filed with the Securities
and Exchange Commission on October 24, 2000           Registration No. 333-46978
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO.1
                                       TO
                                    FORM F-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               PIVOTAL CORPORATION
  -----------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

  British Columbia, Canada                            Not Applicable
-----------------------------               ------------------------------------
(State or other jurisdiction                (I.R.S. Employer Identification No.)
    of incorporation)

                            300 - 224 West Esplanade
                North Vancouver, British Columbia, Canada V7M 3M6
                                 (604) 988-9982
--------------------------------------------------------------------------------
   (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                              CT Corporation System
                           111 Eighth Ave., 13th Floor
                            New York, New York 10011
                                 (212) 664-1666
--------------------------------------------------------------------------------
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. |_|______________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. |_|______________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                                CALCULATION OF REGISTRATION FEE

=============================================================================================================================
     Title of Securities           Amount to       Proposed Maximum Offering  Proposed Maximum Aggregate      Amount of
      to be Registered         be Registered(1)         Price Per Share             Offering Price         Registration Fee
-----------------------------------------------------------------------------------------------------------------------------
Common Shares, without par     2,116,713 shares            $56.47(2)                $119,530,783(2)           $31,557(3)
value
-----------------------------------------------------------------------------------------------------------------------------
Common Shares, without par      342,838 shares             $53.34(4)                $18,286,978(4)              $4,828
value
=============================================================================================================================

(1) Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement also covers such indeterminate number of common shares as may be required to prevent dilution resulting from share splits, share dividends or similar events, or changes in the exercise price of the warrants.

(2) Estimated solely for purposes of computing the registration fee calculated in accordance with Rule 457(c) and (h) based upon the average of the high and low price for the Registrant's common shares on September 25, 2000, as quoted on the Nasdaq National Market.

(3) Fee previously paid with initial filing of this Registration Statement on September 29, 2000.

(4) Estimated solely for purposes of computing the registration fee calculated in accordance with Rule 457(c) and (h) based upon the average of the high and low price for the Registrant's common shares on October 18, 2000, as quoted on the Nasdaq National Market.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                                   PROSPECTUS

                               PIVOTAL CORPORATION

                             2,459,551 Common Shares

     Common shares of Pivotal are being offered by this prospectus. The shares will be sold from time to time by the selling shareholders named in this prospectus. We will not receive any of the proceeds from the sale of the shares.

     Our common shares are traded on the Nasdaq National Market under the symbol "PVTL" and on The Toronto Stock Exchange under the symbol "PVT." On October 18, 2000, the last sale price of our common shares as quoted on the Nasdaq National Market was $56.375 per share.

                            ------------------------

     Investment in the common shares involves a high degree of risk. See section entitled "Risk Factors" beginning on page 2 to read about certain factors you should consider before buying the common shares.

                            ------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. ------------------------

     The date of this prospectus is October 24, 2000.

                                TABLE OF CONTENTS

Prospectus Summary............................................................1
Risk Factors..................................................................2
Forward-Looking Statements...................................................13
Use Of Proceeds..............................................................13
Selling Shareholders.........................................................14
Plan Of Distribution.........................................................18
Legal Matters................................................................18
Experts......................................................................18
Where You Can Find More Information..........................................19


                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by reference to the more detailed information and consolidated financial statements appearing elsewhere or incorporated by reference in this prospectus.

                                  ABOUT PIVOTAL

Pivotal Corporation's technology solutions enable large and medium-sized businesses worldwide to increase, serve and manage their customer base. We refer to our solutions as demand chain network solutions because they automate and manage marketing, selling and servicing processes over the Internet by integrating customer relationship management, electronic selling, electronic commerce and wireless technologies. Our demand chain solutions are designed to compliment and integrate with a business' supply chain, therefore enabling businesses to increase efficiency and revenues. Our solutions include award-winning, Internet-based applications supported by an array of professional services and Pivotal's global Pivotal Alliance network of third-party distributors. Pivotal's solutions are designed and optimized exclusively for the Internet, Microsoft Windows NT, Microsoft Windows 2000 and Microsoft BackOffice platforms.

Pivotal's products serve the needs of every stakeholder in the customer life cycle, including employees, customers and partners and improve collaboration and sharing of information among these stakeholders. Users can access Pivotal's solutions with convenient portable computing devices. Pivotal's solutions provide other access options, including local-area network-based, mobile and Web browser users, as well as a special option that extends customer relationship management capabilities to all Microsoft Outlook users. Our products are fully integrated with one another and share a common database.

The businesses Pivotal serves are typically large businesses, divisions of large businesses and mid-size companies. These businesses need to maintain the same or higher levels of customer service as their smaller competitors and must respond quickly to changes in their competitive environment. As a result, many of these businesses often adopt business models that require close integration and collaboration with their customers and partners. Pivotal's scalable, XML-based demand chain network solutions are designed to meet the needs of all businesses, ranging from emerging companies in the new digital economy to traditional businesses that are seeking to integrate the opportunities presented by the Internet into their business model.

We sell our products through a direct sales force and over 50 independent members of the Pivotal Alliance, which is comprised of third party solution providers that resell Pivotal's products. Pivotal's direct sales force is located in the United States, Canada, the United Kingdom and France, and the Pivotal Alliance solution providers are located in North and South America, Europe, the Middle East and Asia.

Pivotal's marketing efforts are directed at promoting our products and services, creating market awareness and generating leads. Pivotal's marketing activities include online business seminars, print and online advertising campaigns and attendance at industry trade show events and trade conferences. We use the Internet extensively to communicate with potential customers, existing customers, partners and others. We also conduct comprehensive public relations programs that establish and maintain relationships with key trade press, business press and industry analysts. Pivotal has a customer communications team targeted at working directly with our customers to obtain feedback and to track ongoing customer success stories.

Pivotal also  provides  customers  with access to a  combination  of services to
successfully   implement  and  effectively   maintain  an  electronic   business
relationship management solution.

Pivotal solutions are sold in 35 countries and are available in English, French, German, Spanish, Portuguese, Swedish, Japanese and Chinese. Pivotal's worldwide customer base includes more than 1000 organizations in traditional, commercial, public market sectors and in the new digital economy and includes companies such as ING Barings LLC, Deutsche Bank, KPMG, Intrawest Corporation, USFilter, NEC, Ericsson, Emerson Electric, Norsat International, Ford Credit Denmark A/S, Nissan Motor (Denmark), Fairmont Hotels and Resorts, Amazon.com (Auctions), Digital Insight, Headhunter.net, Clarus Corporation, insLogic, Qiagen, Capitalthinking, Software Spectrum, Heller Financial, Uniglobe Travel, InterCon Security Limited, HarperCollins Publishing, Trader.com, Southern Company, Deloitte & Touche, and Principal Financial Group. We market and sell our solutions through a direct sales force as well as through third party solution providers.

Pivotal is listed on the Nasdaq National Market under the symbol "PVTL" and The Toronto Stock Exchange under the symbol "PVT." Our home page on the Internet can be found at www.pivotal.com. Information contained on our Web site does not constitute part of this prospectus.

The terms "Pivotal," "our company" and "we" in this filing refer to Pivotal Corporation, a British Columbia company and all of Pivotal Corporation's wholly owned subsidiaries including Pivotal Corporation, incorporated in Washington State, Pivotal Corporation Limited, incorporated in the United Kingdom, Pivotal Corporation France S.A., incorporated in France, Exactium Ltd., incorporated in Israel, Exactium, Inc., incorporated in Delaware State, Pivotal Technologies Corporation Limited, incorporated in the Republic of Ireland, Pivotal Corporation (N.I.) Limited, incorporated in Northern Ireland, Pivotal GmbH, incorporated in Germany, Digital Conversations Inc., incorporated in British
Columbia,   and  Pivotal  Corporation  Australia  Pty.  Ltd.,   incorporated  in
Australia.

                             SUMMARY OF THE OFFERING

Common shares registered for resale by this prospectus:    2,459,551

Common shares outstanding:                                 22,466,823(1)

Use of proceeds:                                           See "Use of Proceeds"

Nasdaq National Market symbol:                             PVTL

(1) Based on shares outstanding as of September 1, 2000. Does not include 2,716,080 common shares issuable upon exercise of outstanding options (of which 319,443 are presently exercisable).


                                  RISK FACTORS

Factors Relating To Our Business And The Market For Demand Chain Network Solutions Make Our Future Operating Results Uncertain And May Cause Them To Fluctuate From Period To Period

Our operating results have varied in the past and we expect that they may continue to fluctuate in the future. In addition, our operating results may not follow any past trends. Some of the factors that could affect the amount and timing of our revenues from software licenses and related expenses and cause our operating results to fluctuate include:

     o    market acceptance of our solutions;

     o the length and variability of the sales cycle for our solutions, which typically ranges between two and six months from our initial contact with a potential customer to the signing of a license agreement;

     o the timing of customer orders, which can be affected by customer order deferrals in anticipation of new product introductions, product enhancements and customer budgeting and purchasing cycles;

     o our ability to successfully expand our sales force and marketing programs;

     o    our ability to successfully expand our international operations;

     o the introduction or enhancement of our solutions or our competitors' solutions;

     o    changes in our or our competitors' pricing policies;

     o our ability to develop, introduce and market new solutions on a timely basis; and

     o general economic conditions, which may affect our customers' capital investment levels in management information systems.

Our product revenues are not predictable with any significant degree of certainty and future product revenues may differ from historical patterns. Historically, we have recognized a substantial portion of our revenues in the last month of a quarter. If customers cancel or delay orders, it can have a material adverse impact on our revenues and results of operations from quarter to quarter. Because our results of operations may fluctuate from quarter to quarter, you should not assume that you could predict results of operations in future periods based on results of operations in past periods.

Even though our revenues are difficult to predict, we base our expected expense levels in part on future revenue projections. Many of our expenses are fixed and we cannot quickly reduce spending if revenues are lower than expected. This could result in significantly lower earnings or greater losses than we anticipate for any given period.

We Expect Seasonal Trends To Cause Our Quarterly License Revenues To Fluctuate And In Recent Years Our License Revenues For The Fourth Quarter Of Our Fiscal Year Have Exceeded The Revenues For The Following Quarter

We have experienced, and expect to continue to experience, seasonality with respect to product license revenues. In recent years, we have experienced relatively greater revenues from licenses in the fourth quarter of our fiscal year, which ends June 30th, than in each of the first three quarters, particularly the first quarter. We have historically recognized more license revenues in the fourth quarter of our fiscal year and recognized less license revenues in the subsequent first quarter. We believe that these fluctuations are caused in part by customer buying patterns and the efforts of our direct sales force to meet or exceed fiscal year-end quotas. In addition, our sales in Europe are generally lower during the summer months than during other periods. We expect that these seasonal trends are likely to continue in the future. If revenues for a quarter ending September 30 are lower than the revenues for the prior quarter, it may be hard to determine whether the reason for the reduction in revenues involves seasonal trends or other factors adversely affecting our business.

Our Limited Operating History Makes It Difficult To Predict How Our Business Will Develop And Future Operating Results

We commenced operations in January 1991. We initially focused on the development of application software for pen computers. In September 1994, we changed our focus to research and development of demand chain network solutions. We commercially released the initial versions of our solutions on the following dates:

     o    Pivotal Relationship in April, 1996;

     o    Pivotal eRelationship in February, 1999;

     o    Pivotal Anywhere in October, 1999;

     o    Pivotal eRelationship 2000 in February, 2000;

     o    Pivotal eSelling 2000 in June, 2000; and

     o Pivotal ePower 2000 (originally a component of eRelationship) in June, 2000.

We have a limited operating history and we face many of the risks and uncertainties encountered by early-stage companies in rapidly evolving markets. These risks and uncertainties include:

     o    no history of profitable operations;

     o    uncertain market acceptance of our solutions;

     o    our reliance on a limited number of solutions;

     o the risks that competition, technological change or evolving customer preferences could adversely affect sales of our solutions;

     o    the need to expand our sales and support capabilities;

     o our reliance on third parties to market, install and support our solutions;

     o our dependence on a limited number of key personnel, including our co-founders; and

     o the risk that our management will not be able to effectively manage growth or acquisitions we have undertaken or may undertake in the future.

The new and evolving nature of the demand chain network solutions market increases these risks and uncertainties. Our limited operating history makes it difficult to predict how our business will develop and our future operating results.

We Have A History Of Losses, We May Incur Losses In The Future And Our Losses May Increase Because Of Our Plan To Increase Operating Expenses

We have incurred net losses in each fiscal year since inception, except for the year ended June 30, 1998, in which we had net income of approximately $4,000. As at June 30, 2000, we had an accumulated deficit of approximately $15.8 million. We have increased our operating expenses in recent periods and plan further increases in the future. Our planned increases in operating expenses may result in larger losses in future periods. As a result, we will need to generate significantly greater revenues than we have to date to achieve and maintain profitability. We cannot assure you that our revenues will increase. Our business strategies may not be successful and we may not be profitable in any future period.

The Market For Our Solutions Is Highly Competitive

The market for our software is intensely competitive, fragmented and rapidly changing. We face competition from companies in two distinct markets, the demand chain network solutions market and the electronic commerce software market.

In addition, as we develop new solutions, particularly applications focused on electronic commerce or specific industries, we may begin competing with companies with whom we have not previously competed. It is also possible that new competitors will enter the market or that our competitors will form alliances that may enable them to rapidly increase their market share.

Some of our actual and potential competitors are larger, more established companies and have greater technical, financial and marketing resources. Increased competition may result in price reductions, lower gross margins or loss of our market share, any of which could materially adversely affect our business, financial condition and operating results.

We Depend Upon Microsoft And The Continued Adoption And Performance Of The Microsoft Windows 2000 And Microsoft Backoffice Platforms

We have designed our solutions to operate on the Microsoft Windows 2000 and Microsoft BackOffice platforms. The Windows 2000 operating system is a new product of Microsoft released in February 2000. We have spent considerable resources testing the compatibility of our product with the Windows 2000 operating system. The performance of our solutions with the Windows 2000 operating system has limited experience in the marketplace. As a result, we market our solutions exclusively to customers who have developed their computing systems around these platforms.

Our future financial performance will depend on continued growth in the number of businesses that successfully adopt the Microsoft Windows 2000 and Microsoft BackOffice computing platforms. The Microsoft Windows 2000 and Microsoft BackOffice computing platforms face increasing competition, particularly from platforms such as Unix and Linux, databases from companies such as Oracle and IBM and Internet server software from companies such as Sun Microsystems, Inc. Acceptance of the Microsoft Windows 2000 and Microsoft BackOffice platforms may not continue to increase in the future. The market for software applications that run on these platforms has in the past been significantly affected by the timing of new product releases, competitive operating systems and enhancements to competing computing platforms. If the number of businesses that adopt Microsoft Windows 2000 and Microsoft BackOffice fails to grow or grows more slowly than we currently expect, or if Microsoft delays the release of new or enhanced solutions, our revenues from Pivotal eRelationship 2000 could be adversely affected.

The performance of our solutions depends, to some extent, on the technical capabilities of the Microsoft Windows 2000 and Microsoft BackOffice platforms. If these platforms do not meet the technical demands of our solutions, the performance or scalability of our solutions could be limited and, as a result, our revenues from Pivotal eRelationship 2000 could be adversely affected. It is also possible that Microsoft Corporation may decide to introduce solutions or services that compete with ours.

Broad antitrust actions initiated by federal and state regulatory authorities have resulted in a verdict against Microsoft. The government has proposed that, as a result of the verdict, Microsoft should be divided into two companies. Microsoft has appealed the verdict to the U.S. Court of Appeals for the District of Columbia. Any outcome to these actions that weakens the competitive position of Microsoft Windows 2000 or BackOffice solutions could adversely affect the market for our solutions.

The Market For Our Solutions Is New And Highly Uncertain And Our Plan To Focus On Internet-Based Applications And To Integrate Electronic Commerce Features Adds To This Uncertainty

The market for demand chain network solutions is still emerging and continued growth in demand for and acceptance of demand chain network solutions remains uncertain. Even if the market for demand chain network solutions grows, businesses may purchase our competitors' solutions or develop their own. We believe that many of our potential customers are not fully aware of the benefits of demand chain network solutions and, as a result, these solutions may never achieve full market acceptance.

The development of our Internet-based solutions for demand chain management presents additional challenges and uncertainties. We are uncertain how businesses will use the Internet as a means of communication and commerce and whether a significant market will develop for Internet-based demand chain network solutions. The use of the Internet is evolving rapidly and many companies are developing new solutions and services that use the Internet. We do not know what forms of solutions and services may emerge as alternatives to our existing solutions or to any future Internet-based or electronic commerce features and services we may introduce. We have spent and will continue to spend, considerable resources educating potential customers about our solutions and demand chain network solutions in general. However, even with these educational efforts, market acceptance of our solutions may not increase. If the markets for our solutions do not grow or grow more slowly than we currently anticipate, our revenues may not grow and may even decline.

We commenced our PivotalHost program in October 1999, whereby we provide customers access to our software applications on a monthly subscription basis over the Internet through an application service provider. Since the inception of the PivotalHost program, a majority of our new customers have continued to purchase perpetual licenses rather than subscribing to the PivotalHost program. We do not know if this will prove to be a successful business model in the future. If it proves to be a successful business model in the future, we may experience a significant change in our revenue recognition due to the recognition of license revenue over the extended life of the contract rather than revenue recognition on delivery of the product.

We commenced our PivotalWeb .NET in October 1999 (formerly known as the business-to-business (B2B) Syndicate program). Under this program, we use the Internet to furnish our customers with information or services provided by the PivotalWeb .NET members. We do not know if this will continue to be a successful business model or if it will result in any material revenue for Pivotal.

Our Success Will Depend Upon The Success Of Our Solutions

We anticipate that a majority of our revenues and growth in the foreseeable future will come from sales of our integrated product suite, consisting of Pivotal eRelationship 2000, IntraHub, eRelationship 2000 CustomerHub and eRelationship 2000 PartnerHub product suite licenses and related services. Accordingly, failure of our integrated product suite to gain increased market acceptance and to compete successfully would adversely affect our business, results of operations and financial condition. Our future financial performance will depend on our ability to succeed in the continued sale of our integrated product suite and related services, as well as the development of new versions and enhancements of these products.

The Success Of Our Solutions Will Depend Upon The Continued Use And Expansion Of The Internet

Increased sales of our solutions and any future Internet-based applications and electronic commerce features we integrate with our current solutions, will depend upon the expansion of the Internet as a leading platform for commerce and communication. If the Internet does not continue to become a widespread communications medium and commercial marketplace, the demand for our solutions could be significantly reduced and our solutions and any future Internet-based and electronic commerce features may not be commercially successful. The Internet infrastructure may not be able to support the demands placed on it by continued growth. The Internet could lose its viability due to delays in the development or adoption of new equipment, standards and protocols to handle increased levels of Internet activity, security, reliability, cost, ease of use, accessibility and quality of service.

Other concerns that could inhibit the growth of the Internet and its use by business as a medium for communication and commerce include:

     o    concerns about security of transactions conducted over the Internet;

     o concerns about privacy and the use of data collected and stored recording interactions over the Internet;

     o the possibility that federal, state, local or foreign governments will adopt laws or regulations limiting the use of the Internet or the use of information collected from communications or transactions over the Internet; and

     o    the possibility that governments will seek to tax Internet commerce.

We  Depend  On  Third-Party   Wireless  Service  Providers  For  The  Successful
Implementation Of Our Pivotal Anywhere Solution

Our Pivotal Anywhere solution provides a wireless platform that allows our other solutions to be accessed wirelessly. We depend on third-party providers of wireless services for the successful implementation of Pivotal Anywhere. Because Pivotal Anywhere relies on wireless services developed and maintained by third parties, we depend on these third parties' abilities to deliver and support reliable wireless services. The wireless industry is new and rapidly developing and involves many risks, including:

     o extensive government regulation in licensing, construction, operation, sale and interconnection arrangements of wireless telecommunications systems which may prevent our third-party providers from successfully expanding their wireless services;

     o rapid expansion of the wireless services infrastructure which may result in flaws in the infrastructure; and

     o concerns over radio frequency emissions or other health and safety risks which may discourage use of wireless services.

Our Future Revenue Growth Could Be Impaired If We Are Unable To Expand Our Direct Sales And Support Infrastructure

Our future revenue growth will depend in large part on our ability to successfully expand our direct sales force and our customer support capability. We may not be able to successfully manage the expansion of these functions or to recruit and train additional direct sales, consulting and customer support personnel. There is presently a shortage of qualified personnel to fill these positions. If we are unable to hire and retain additional highly skilled direct sales personnel, we may not be able to increase our license revenue to the extent necessary to achieve profitability. If we are unable to hire highly trained consulting and customer support personnel we may be unable to meet customer demands. We are not likely to be able to increase our revenues as we plan if we fail to expand our direct sales force or our consulting and customer support staff. Even if we are successful in expanding our direct sales force and customer support capability, the expansion may not result in revenue growth.

We Rely On Our Pivotal Alliance Network Of Independent Companies To Sell, Install And Service Our Solutions And To Provide Specialized Software For Use With Them And Our Pivotal Host Program Relies On Third-Party Application Service Providers

We do not have the internal implementation and customization capability to support our current level of sales of licenses. Accordingly, we have established and relied on our international network of independent companies we call the Pivotal Alliance. Members of the Pivotal Alliance market and sell our solutions, provide implementation services, provide technical support and maintenance on a continuing basis and provide us with software applications that we can bundle with our solutions to address specific industry and customer requirements. Approximately 24% and 28% of our revenues for the years ended June 30, 2000 and 1999, respectively, were from sales made through third-party resellers. Almost all of our customers retain members of the Pivotal Alliance to install and customize our solutions. If we fail to maintain our existing Pivotal Alliance relationships, or to establish new relationships, or if existing or new members of the Pivotal Alliance do not perform to our expectations, our ability to sell, install and service our solutions may suffer.

There is an industry trend toward consolidation of systems integrators that implement, customize and maintain solutions. Some of the systems integrators in the Pivotal Alliance have engaged in discussions concerning business consolidations. We are uncertain as to the effect that any consolidation may have on our relationships with members of the Pivotal Alliance.

The  success  of our  PivotalHost  program  will  depend on the  commitment  and
performance  of  third-party   application  service  providers  to  successfully
implement and market services that incorporate our solutions.

The Loss Of Our Co-Founders Or Other Key Personnel Or Our Failure To Attract And Retain Additional Personnel Could Adversely Affect Our Business

Our success depends largely upon the continued service of our executive officers and other key management, sales and marketing and technical personnel. The loss of the services of one or more of our executive officers or other key employees could have a material adverse effect on our business, results of operations and financial condition. In particular, we rely on our co-founders, Norman Francis, President, Chief Executive Officer and director and Keith Wales, our Chief Technical Officer and director. We do not have employment agreements with Messrs. Francis and Wales and, therefore, Messrs. Francis and Wales could terminate their employment with us at any time without penalty. Nor do we maintain key man life insurance on the lives of Messrs. Francis and Wales.

Our future success also depends on our ability to attract and retain highly qualified personnel. The competition for qualified personnel in the computer software and Internet markets is intense and we may be unable to attract or retain highly qualified personnel in the future. In addition, due to intense competition for qualified employees, it may be necessary for us to increase the level of compensation paid to existing and new employees to the degree that our operating expenses could be materially increased.

We Face Risks From The Expansion Of Our International Operations

We intend to substantially expand our operations outside the United States and Canada. We began by acquiring Transitif in France and opening offices in the Republic of Ireland, the United Kingdom, the Netherlands, Germany, Japan,
Australia and New Zealand. We expect to continue this expansion of our international operations. International operations are subject to numerous inherent potential risks, including:

     o    unexpected changes in regulatory requirements;

     o    export restrictions, tariffs and other trade barriers;

     o    changes in local tax rates or rulings by local tax authorities;

     o    challenges  in staffing and  managing  foreign  operations,  differing
          technology  standards,   employment  laws  and  practices  in  foreign
          countries;

     o    less favorable intellectual property laws;

     o    longer  accounts   receivable   payment  cycles  and  difficulties  in
          collecting payments;

     o    political and economic instability; and

     o fluctuations in currency exchange rates and the imposition of currency exchange controls.

Any of these factors could have a material adverse effect on our business, financial condition or results of operations.

Our international expansion will require significant management attention and financial resources. We will have to significantly enhance our direct and indirect international sales channels and our support and services capabilities. We may not be able to maintain or increase international market demand for our solutions. We may not be able to sustain or increase international revenues from licenses or from consulting and customer support.

In some foreign countries we rely on selected solution providers to translate our software into local languages, adapt it to local business practices and complete installations in local markets. We are highly dependent on the ability and integrity of these solution providers and if any of them should fail to properly translate, adapt or install our software, our reputation could be damaged and we could be subjected to liability. If any of these solution providers should fail to adequately secure our software against unauthorized copying, our proprietary software could be compromised.

Political Unrest May Adversely Affect The Operation Of Our European Customer Support Center Located In Northern Ireland

We have 15 employees located in our Belfast, Northern Ireland customer support center. This center provides customer support primarily to all of our customers in Europe and provides back-up support for other customers around the world. Northern Ireland has historically experienced periods of religious, civil and political unrest. Northern Ireland may experience further unrest which could disrupt our ability to provide customer support to our customers and have a material adverse effect on our results of operations and financial condition.

Fluctuations In Currency Exchange Rates And Risks Associated With Our Hedging Policies May Affect Our Operating Results

Substantially all of our revenues and corresponding receivables are in United States dollars. However, a majority of our research and development expenses, customer support costs and administrative expenses are in Canadian dollars. In the quarter ended March 31, 1999, we adopted a hedging policy intended to reduce the effects of foreign exchange fluctuations on our results of operations. As part of our hedging policy, we identify our future Canadian currency requirements related to payroll costs, capital expenditures and operating lease commitments and purchase forward exchange contracts at the beginning of an operational period to cover these currency needs. The operational period for our contracts is generally limited to two quarters. If our actual currency requirements differ materially from our hedged position during periods of currency volatility, or if we do not continue to hedge our Canadian currency commitments, we could experience unanticipated currency gains or losses.

Our hedging policy subjects us to risks relating to the creditworthiness of the commercial banks that we contract with in our hedging transactions. If one of these banks cannot honor its obligations, we may suffer a loss.

We also invest in our international operations which will likely result in increased future operating expenses in United Kingdom pound sterling, French franc, Euro, German mark, Japanese yen, Australian dollars and New Zealand dollars. We are exposed to fluctuations in the exchange rates between the United States dollar and these currencies. Our exposure to exchange fluctuations in these foreign currencies has been minimal to date. Accordingly, our current hedging practice does not cover any foreign exchange risk related to these operations.

The purpose of our hedging policy is to reduce the effect of exchange rate fluctuations on our results of operations. Therefore, while our hedging policy reduces our exposure to losses resulting from unfavorable changes in currency exchange rates, it also reduces or eliminates our ability to profit from favorable changes in currency exchange rates.

We Have Experienced Rapid Growth Which Has Placed A Strain On Our Resources And Any Failure To Manage Our Growth Effectively Could Cause Our Business To Suffer

We have been expanding our operations rapidly and intend to continue this expansion for the foreseeable future. The number of our employees increased from 151 on June 30, 1998 to 270 on June 30, 1999. As of June 30, 2000 we had 526
employees, 76 of which were added through acquisitions in the last quarter of 2000. This expansion has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources as we integrate and manage new employees, more locations and more customers, supplier and other business relationships. In the past we have decided to and in the future we may need to improve or replace our existing operational and customer service systems, procedures and controls. Any failure by us to properly manage our growth of these systems and procedural transitions could impair our ability to efficiently manage our business, to maintain and expand important relationships with members of the Pivotal Alliance and other third parties and to attract and service customers which could cause us to incur higher operating costs and delays in the execution of our business plan or in the reporting or tracking of our financial results.

The Integration Of Transitif, Exactium, Simba And Any Future Acquisitions May Be Difficult And Disruptive

We are currently in the process of integrating the Transitif, Exactium and Simba businesses with our business and we are expending significant financial resources in this effort. The integration of these three companies is subject to risks commonly encountered in acquisitions, including, among others, risk of loss of key personnel, difficulties associated with assimilating ongoing businesses and the ability of our sales force and consultants to integrate. We will also need to integrate the solutions of Exactium and Simba into our product offerings. We may not successfully overcome these risks or any other problems that may be encountered in connection with the acquisitions of Transitif, Exactium or Simba. Accordingly, it is uncertain whether we will receive the benefits we anticipate from these acquisitions and we may not realize value from these acquisitions comparable to the resources we have invested in them.

Amortization of intangible assets resulting from acquisitions will adversely affect our reported income. In connection with the acquisitions of Exactium, Simba and Transitif, we allocated an aggregate of $58.1 million of the purchase prices to intangible assets that we are amortizing over a period of three years on a straight-line basis. During the year ending June 30, 2001, we expect amortization expenses related to these intangible assets to be approximately $20.0 million. Future acquisitions may result in the creation of significant additional intangible assets and related amortization expense.

As part of our business strategy, we may seek to grow by making additional acquisitions. We may not effectively select acquisition candidates or negotiate or finance acquisitions or integrate the acquired businesses and their personnel or acquired solutions or technologies into our business. We cannot assure you that we can complete any acquisition we pursue on favorable terms, or that any acquisition will ultimately benefit our business.

Our Sales Cycle Is Long And Sales Delays Could Cause Our Operating Results To Vary Widely

We believe that an enterprise's decision to purchase a demand chain network solutions system is discretionary, involves a significant commitment of its resources and is influenced by its budget cycles. To successfully sell licenses for our solutions, we typically must educate our potential customers regarding the use and benefits of demand chain network solutions in general and our solutions in particular, which can require significant time and resources. Consequently, the period between initial contact and the purchase of licenses for our solutions is often long and subject to delays associated with the lengthy budgeting, approval and competitive evaluation processes that typically accompany significant capital expenditures. We frequently must invest substantial resources to develop a relationship with a potential customer and educate its personnel about our solutions and services with no guarantee that our efforts will be rewarded with a sale. Our sales cycles are lengthy and variable, typically ranging between two and six months from our initial contact with a potential customer to the signing of a license agreement, although sales sometimes require substantially more time. Sales delays could cause our operating results to vary widely.

Our Plan To Expand Our Service Capability Could Adversely Affect Gross Profit Margins And Operating Results

Revenues from services and maintenance have lower gross margins than revenues from licenses. Therefore, an increase in the percentage of revenues generated from services and maintenance as compared to revenues from licenses will lower our overall gross margins. In addition, an increase in the cost of revenues from services and maintenance as a percentage of revenues from services and maintenance could have a negative impact on overall gross margins.

Although margins related to revenues from services and maintenance are lower than margins related to revenues from licenses, our services organization currently generates gross profits and we are seeking to expand our service capability and our revenues from services and maintenance.

Revenues from services and maintenance depend in part on renewals of technical support contracts by our customers. However, there is no certainty that our customers will renew their technical support contracts. Our ability to increase revenues from services and maintenance will depend in large part on our ability to increase the scale of our services organization, including our ability to successfully recruit and train a sufficient number of qualified services personnel. We may not be able to do so.

To meet our expansion goals, we expect to hire additional services personnel. If demand for our services organization does not increase in proportion to the number of additional personnel we hire, gross profits could fall, or we may incur losses from our services activities. In addition, the costs of delivering services could increase and any material increase in these costs could reduce or eliminate the profitability of our services activities.

We Rely On Software Licensed To Us By Third Parties For Features We Include In Our Solutions

We incorporate into our solutions software that is licensed to us by third-party software developers including Microsoft SQL Server 7.0, Sheridan Calendar Control, InstallShield 3, Seagate Crystal Reports, E.piphany E.4 and Interactive Intelligence Enterprise Interaction Center. We are seeking to further increase the capabilities of our solutions by licensing additional applications from third parties. A significant interruption in the availability of any of this licensed software could adversely affect our sales, unless and until we can replace this software with other software that performs similar functions.
Because our solutions incorporate software developed and maintained by third parties, we depend on these third parties' abilities to deliver and support reliable solutions, enhance their current solutions, develop new solutions on a timely and cost-effective basis and respond to emerging industry standards and other technological changes. If third-party software offered now or in the future in conjunction with our solutions becomes obsolete or incompatible with future versions of our solutions, we may not be able to continue to offer some of the features we presently include in our solutions unless we can license alternative software or develop the features ourselves.

We Must Continue To Develop  Enhancements To Our Solutions And New  Applications
And  Features  That  Respond  To  Evolving   Needs  Of  Our   Customers.   Rapid
Technological Change And Advances Introduced By Our Competitors

The software market in which we compete is characterized by rapid change due to changing customer needs, rapid technological changes and advances introduced by competitors. Existing solutions become obsolete and unmarketable when solutions using new technologies are introduced and new industry standards emerge. New technologies could change the way demand chain network solutions are sold or delivered. As a result, the life cycles of our solutions are difficult to estimate. We also may need to modify our solutions when third parties change software we integrate into our solutions. To be successful we must continue to enhance our current product line and develop new applications and features.

We may not be able to successfully develop or license the applications necessary to offer these or other features, or to integrate these applications with our existing solutions. We have delayed enhancements and new product release dates several times in the past and may not be able to introduce new solutions, product enhancements, new applications or features successfully or in a timely manner in the future. If we delay release of our new solutions or product enhancements or new applications or features or if they fail to achieve market acceptance when released, we may not be able to keep up with the latest developments in the market and our revenues may fall. We may not be able to respond effectively to customer needs, technological changes or advances introduced by our competitors and our solutions could become obsolete.

We May Be Unable To Adequately Protect Our Proprietary Rights

Our success depends in part on our ability to protect our proprietary software and our other proprietary rights from copying, infringement or use by unauthorized parties. To protect our proprietary rights we rely primarily on a combination of copyright, trade secret and trademark laws, confidentiality agreements with employees and third parties and protective contractual provisions such as those contained in license agreements with consultants, vendors and customers, although we have not signed these types of agreements in every case. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our solutions and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have entered into. We may not become aware of, or have adequate remedies in the event of, these types of breaches or unauthorized activities.

Claims By Other Companies That Our Solutions Infringe Their Copyrights Or Patents Could Adversely Affect Our Ability To Sell Our Solutions And Increase Our Costs

If any of our solutions violates third-party proprietary rights, including copyrights and patents, we may be required to reengineer our solutions or obtain licenses from third parties to continue offering our solutions without substantial reengineering. Although some of our current and potential competitors have sought patent protection for similar demand chain network solutions systems, we have not sought patent protection for our solutions. If a patent has been issued or is issued in the future to a third-party that prevents us from using technology included in our solutions, we would need to obtain a license or re-engineer our product to function without infringing the patent. Any efforts to re-engineer our solutions or obtain licenses from third parties may not be successful and, in any case, could substantially increase our costs, force us to interrupt product sales or delay product releases.

Our Software Solutions May Suffer From Defects Or Errors

Solutions as complex as ours may contain errors or defects, especially when first introduced or when new versions are released. We have had to delay commercial release of some versions of our solutions until software problems were corrected and in some cases have provided product enhancements to correct errors in released solutions. Enhancements, new applications and features to our solutions may not be free from errors after commercial shipments have begun. Any errors that are discovered after the commercial release of enhancements, new applications and features to our solutions could result in loss of revenues or delay in market acceptance, diversion of development resources, damage to our reputation, increased service and warranty costs and liability claims.

Our  end-user  licenses  contain  provisions  that limit our exposure to product liability claims, but, these provisions may not be enforceable in all jurisdictions. In some cases, we have been required to waive these contractual limitations. Further, we may be exposed to product liability claims in international jurisdictions where our solution provider has supplied our solutions and negotiated the license without our involvement. A successful product liability claim could result in material liability and damage to our reputation.

In addition, products we rely on, such as Microsoft platform products, may contain defects or errors. Our solutions rely on these products to operate properly. Therefore, any defects in these products could adversely affect the operation of and market for our solutions, reduce our revenues, increase our costs and damage our reputation.

If Our Customers Systems' Security Is Breached, Our Business And Reputation Could Suffer

A fundamental requirement for online communications is the secure transmission of confidential information over the Internet. Users of our solutions transmit their and their customers' confidential information over the Internet. In our license agreements with our customers, we disclaim responsibility for the security of confidential data and have contractual disclaimers and indemnities for any damages claimed against us. However, if unauthorized third parties are successful in obtaining confidential information from users of our solutions, our reputation and business may be damaged and, if our contractual disclaimers and indemnities are not enforceable, we may be subjected to liability.

Changes In Accounting Standards And In The Way We Charge For Licenses Could Affect Our Future Operating Results

We recognize revenues from the sale of software product licenses on delivery of our solutions if:

     o    persuasive evidence of an arrangement exists;

     o    the fee is fixed or determinable;

     o vendor specific objective evidence exists to allocate the total fee among all elements of the arrangement; and

     o    collection of the license fee is probable.

Under certain license arrangements, with either a fixed or indefinite term, our customers agree to pay for the license with periodic payments extending beyond one year. We recognize revenues from these arrangements as the periodic payments become due, provided all other conditions for revenue recognition are met. If these arrangements become popular with our customers, we may have lower revenues in the short-term than we would otherwise, because revenues for licenses sold under these arrangements will be recognized over time rather than upon delivery of our product.

We recognize maintenance revenues ratably over the contract term, typically one year, and recognize revenues for consulting, education and implementation and customization services as the services are performed.

Administrative agencies responsible for setting accounting standards, including the Securities and Exchange Commission and the Financial Accounting Standards Board, are also reviewing the accounting standards related to business combinations and share-based compensation. Any changes to these accounting standards, any other accounting standards, or the way these standards are interpreted or applied could require us to change the manner in which we recognize revenue, how we account for share compensation, for any future acquisitions or other aspects of our business, which could adversely affect our reported financial results.

Our Share Price May Continue To Be Volatile

Our share price has fluctuated substantially since our initial public offering in August 1999. The trading price of our common shares is subject to significant fluctuations in response to variations in quarterly operating results, the gain or loss of significant orders, changes in revenues and earnings estimates by securities analysts, announcements of technological innovations or new solutions by us or our competitors, general conditions in the software and computer industries and other events or factors. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price for many companies in industries similar or related to ours and have been unrelated to the operating performance of these companies. These market fluctuations have adversely affected and may continue to adversely affect the market price of our common shares.

Certain Shareholders May Be Able To Exercise Control Over Matters Requiring Shareholder Approval

Our current officers, directors and entities affiliated with us together beneficially owned a significant portion of our outstanding common shares as of June 30, 2000. While these shareholders do not hold a majority of our outstanding common shares, they will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of mergers, consolidations and sales of our assets. This may prevent or discourage tender offers for our common shares.

                           FORWARD-LOOKING STATEMENTS

Statements under "Prospectus Summary," "Risk Factors" and elsewhere in this prospectus about our future results, levels of activity, performance, goals, or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. These factors include, among others, those listed under "Risk Factors" or described elsewhere in this prospectus.

In some cases, you can identify forward-looking statements by our use of words such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative or other variations of these words, or other comparable words or phrases.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements or other future events. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of forward-looking statements. We are under no duty to update any of our forward-looking statements after the date of this prospectus. You should not place undue reliance on forward-looking statements.

                                 USE OF PROCEEDS

The common shares offered hereby are being registered for the account of the selling shareholders and, accordingly, we will not receive any of the proceeds from the sale of the common shares.

                              SELLING SHAREHOLDERS

The table below sets forth information concerning the beneficial ownership of the common shares by the selling shareholders as of September 29, 2000 and as adjusted to reflect the sale of the common shares in this offering.

The term "beneficial ownership" includes shares over which the indicated beneficial owner exercises voting and/or investment power. The rules also deem common shares subject to options or warrants currently exercisable, or exercisable within 60 days, to be outstanding for purposes of computing the percentage ownership of the person holding the options or warrants, but they do not deem these common shares to be outstanding for purposes of computing the percentage ownership of any other person. The applicable percentage of ownership for each shareholder is based on 22,466,823 common shares outstanding as of September 1, 2000, together with any applicable options for that shareholder. Except as otherwise indicated, we believe the beneficial owners of the common shares listed below, based on information furnished by them, have sole voting and investment power over the number of shares listed opposite their names.

                                                     Shares Beneficially Owned                         Shares Beneficially
                                                         Owned Prior to the         Number of            Owned After the
                                                              Offering                Shares                Offering
                                                    ----------------------------      Being       -------------------------
Name                                                    Number        Percent        Offered        Number       Percent
                                                    -------------   ------------  -------------   ----------   ------------
K. Jessica Altrows(1)                                        69           *               69             0            *
Bank of Montreal Capital Corporation(2)                 506,729        2.26%         200,000       306,729         1.37%
Eli Barak(3)                                            116,617           *           76,420        40,197            *
Ingrid Carlson(4)                                           290           *              290             0            *
P. Stanley Chan(5)                                        7,484           *            7,484             0            *
Yee Chan(6)                                               1,036           *            1,036             0            *
Bing Hong Chen(7)                                           128           *              128             0            *
Gareth Clarke(8)                                          2,912           *            2,431           481            *
Comdisco, Inc.(9)                                           600           *              600             0            *
Michael P. Dunham(10)                                     5,227           *            5,227             0            *
J. Michael Gullard(11)                                      664           *              664             0            *
Kirk Herrington(12)                                      41,969           *           40,527         1,442            *
Alon Hod(13)                                            116,617           *           76,420        40,197            *
Laurie M. Hood(14)                                          163           *              163             0            *
Industrial & Financial Systems AB(15)                   830,932        3.70%         610,852       220,080            *
Integral Capital Partners II, L.P.                    1,025,608        4.57%         383,802       641,806         2.86%
Integral Capital Partners International II, C.V.        324,807        1.45%          99,290       225,517         1.00%
Jeremy Jaech(16)                                        115,556           *           55,556        60,000            *
Amit Jain(17)                                               114           *               97            17            *
Jeanne Jambor(18)                                        13,051           *            5,227         7,824            *
Luay Kawasme(19)                                            382           *              192           190            *
Bruce Kenny(20)                                           6,249           *            5,599           650            *
Baseer Khan(21)                                             724           *              724             0            *
Berendina J. Kloosterboer(22)                               800           *              601           199            *
Igal Korach(23)                                           2,613           *            2,613             0            *
Ramakumar Kosuru(24)                                        131           *              131             0            *
Anna Li(25)                                               4,261           *            4,261             0            *
John Lindahl(26)                                          2,613           *            2,613             0            *
Calvin D. Mah(27)                                         3,775           *            2,275         1,500            *
Nir Mashkowski(28)                                        5,227           *            5,227             0            *
Asghar Massombagi(29)                                        83           *               83             0            *
Christopher J. Mureen(30)                                 1,519           *            1,519             0            *

                                                     Shares Beneficially Owned                         Shares Beneficially
                                                         Owned Prior to the         Number of            Owned After the
                                                              Offering                Shares                Offering
                                                    ----------------------------      Being       -------------------------
Name                                                    Number        Percent        Offered        Number       Percent
                                                    -------------   ------------  -------------   ----------   ------------
Laura Payne(31)                                           5,181           *            5,181             0            *
Gregory Plesnarski(32)                                    2,613           *            2,613             0            *
David W. Rowat(33)                                          141           *              141             0            *
Leslie Satterfield(34)                                      625           *              625             0            *
Michael Satterfield(35)                                  12,712           *           11,081         1,631            *
Johann N. Senaratna(36)                                  15,680           *           15,680             0            *
Greg Shulman(37)                                            319           *              225            94            *
Ho-Leung Shum(38)                                            99           *               99             0            *
Noam Small(39)                                           13,051           *            5,227         7,824            *
Pui Lam Sung(40)                                             26           *               26             0            *
Agata Szewczyk(41)                                          140           *              140             0            *
Avron Tal(42)                                             2,613           *            2,613             0            *
Tony Topaz(43)                                           34,642           *           22,726        11,916            *
Venrock Associates(44)                                   50,681           *           50,681             0            *
Venrock Associates II, L.P.(45)                          23,147           *           23,147             0            *
VW B.C. Technology Investment Fund Limited
   Partnership(46)                                    1,666,529        7.42%         600,000     1,066,529         4.75%
Sharon Xiaoyan Wang(47)                                     116           *              116             0            *
Randall J. Woo(48)                                          213           *              213             0            *
Working Ventures Canadian Fund Inc.(49)                 143,093           *          126,896        16,197            *
                                                    -------------   ------------  -------------   ----------   ------------
                                                      5,110,571       22.68%       2,459,551     2,651,020        11.77%
* Represents less than one percent (1%)

--------------

(1) Ms. Altrows was a shareholder of Simba Technologies Inc. Upon Pivotal's acquisition of Simba Technologies Inc., Ms. Altrows became a shareholder of Pivotal.
(2) Includes 39,772 shares of Pivotal acquired by Bank of Montreal Capital Corporation upon Pivotal's acquisition of Simba Technologies Inc. of which 4,499 shares are held in escrow to indemnify against breaches in representations and warranties. Bank of Montreal Capital Corporation is managed by Ventures West Management TIP Inc., an entity wholly owned by Ventures West Capital Ltd. Ventures West Management B.C. Ltd. is the general partner of VW B.C. Technology Investment Fund Limited Partnership. Ventures West Management B.C. Ltd. is also wholly owned by Ventures West Capital Ltd. The following individuals are shareholders of Ventures West Capital Ltd. and exercise the powers to direct the voting of the shares beneficially owned by Bank of Montreal Capital Corporation and VW B.C. Technology Investment Fund Limited Partnership: Edward G. Anderson, Barry Gekiere, Nancy Harrison, Robert J. Louis, Howard L. Riback and Samuel Znaimer. Mr. Louis, a director of Pivotal, also serves as a director and the President of Ventures West Capital Ltd.
(3) Includes 27,533 shares held in escrow. Mr. Barak was a shareholder of Exactium Ltd. and also served as a director, the President and the Chief Executive Officer of both Exactium Ltd. and Exactium, Inc., the wholly subsidiary of Exactium Ltd. Upon Pivotal's acquisition of Exactium Ltd., Mr. Barak became a shareholder of Pivotal and currently serves as a Vice President and the General Manager of Pivotal's eSelling Division.
(4) Ms. Carlson was a shareholder of Simba Technologies Inc. Upon Pivotal's acquisition of Simba Technologies Inc., Ms. Carlson became a shareholder of Pivotal.
(5) Mr. Chan was a shareholder of Simba Technologies Inc. Upon Pivotal's acquisition of Simba Technologies Inc., Mr. Chan became a shareholder of Pivotal.

(6) Ms. Chan was a shareholder of Simba Technologies Inc. and also served as the Product Development Manager. Upon Pivotal's acquisition of Simba Technologies Inc., Ms. Chan became a shareholder of Pivotal and currently serves as a product development manager for Pivotal.
(7) Ms. Chen was a shareholder of Simba Technologies Inc and also served as the Senior Software Engineer. Upon Pivotal's acquisition of Simba Technologies Inc., Ms. Chen became a shareholder of Pivotal and currently serves as a senior software engineer for Pivotal.
(8) Includes 481 shares that Mr. Clarke has a right to acquire pursuant to options exercisable within 60 days of September 1, 2000. Mr. Clarke was a shareholder of Simba Technologies Inc. and also served as the Director, Sales, OLAP. Upon Pivotal's acquisition of Simba Technologies Inc., Mr. Clarke became a shareholder of Pivotal and currently serves as an Alliance Manager of Pivotal.
(9) Comdisco, Inc. was a shareholder of Simba Technologies Inc. Upon Pivotal's acquisition of Simba Technologies Inc., Comdisco, Inc. became a shareholder of Pivotal.
(10) Mr. Dunham was a shareholder of Exactium Ltd. and also served as a director of both Exactium Ltd. and Exactium, Inc. Upon Pivotal's acquisition of Exactium Ltd., Mr. Dunham became a shareholder of Pivotal.
(11) Mr. Gullard was a shareholder of Simba Technologies Inc. Upon Pivotal's acquisition of Simba Technologies Inc., Mr. Gullard became a shareholder of Pivotal.
(12) Includes 13,711 shares held by the Herrington Family Trust and 1,442 shares that Mr. Herrington has a right to acquire pursuant to options exercisable within 60 days of September 1, 2000. Excludes 5,181 shares for which Mr. Herrington disclaims beneficial ownership that are deemed beneficially owned by Laura Payne. Mr. Herrington was a shareholder of Simba Technologies Inc. and also served as the President and the Chief Executive Officer. Upon Pivotal's acquisition of Simba Technologies Inc., Mr. Herrrington became a shareholder of Pivotal and currently serves as a Deputy Chief Technology Officer and a Vice President of Advanced Technology of Pivotal.
(13) Includes  27,533  shares  held in  escrow.  Mr.  Hod was a  shareholder  of
     Exactium  Ltd.  and  also  served  as a  director  and the  Executive  Vice
     President of both Exactium Ltd. and Exactium, Inc. Upon Pivotal's acquisition of Exactium Ltd., Mr. Hod became a shareholder of Pivotal and currently serves as a Vice President of Pivotal's eSelling Division.
(14) Ms. Hood was a shareholder of Exactium Ltd. and also served as the Director of Marketing of Exactium, Inc. from September 1997 to November 1998 and an outside consultant for Exactium, Inc. from November 1998 to December 1998. Upon Pivotal's acquisition of Exactium Ltd., Ms. Hood became a shareholder of Pivotal.
(15) Includes 220,080 shares held in escrow. Industrial & Financial Systems AB was a shareholder of Exactium Ltd. Upon Pivotal's acquisition of Exactium Ltd., Industrial & Financial Systems AB became a shareholder of Pivotal.
(16) Includes 60,000 shares that Mr. Jaech has a right to acquire pursuant to options exercisable within 60 days of September 1, 2000. Mr. Jaech is currently a director of Pivotal.
(17) Includes 17 shares that Mr. Jain has a right to acquire pursuant to options exercisable within 60 days of September 1, 2000. Mr. Jain was a shareholder of Simba Technologies Inc. and also served as a software developer. Upon Pivotal's acquisition of Simba Technologies Inc., Mr. Jain became a shareholder of Pivotal and currently serves as a software developer for Pivotal.
(18) Ms. Jambor was a shareholder of Exactium Ltd. and also served as the Chief Financial Officer and Vice President Finance and Administration of both Exactium Ltd. and Exactium, Inc. Upon Pivotal's acquisition of Exactium Ltd., Ms. Jambor became a shareholder of Pivotal.
(19) Includes 190 shares that Mr. Kawasme has a right to acquire pursuant to options exercisable within 60 days of September 1, 2000. Mr. Kawasme was a shareholder of Simba Technologies Inc. and also served as a software developer. Upon Pivotal's acquisition of Simba Technologies Inc., Mr. Kawasme became a shareholder of Pivotal and currently serves as a software engineer for Pivotal.
(20) Includes 650 shares that Mr. Kenny has a right to acquire pursuant to options exercisable within 60 days of September 1, 2000. Mr. Kenny was a shareholder of Simba Technologies Inc. and also served as Vice President, Product Marketing. Upon Pivotal's acquisition of Simba Technologies Inc., Mr. Kenny became a shareholder of Pivotal and currently serves as a Senior Director, Research and Development of Pivotal.
(21) Mr. Khan was a shareholder of Simba Technologies Inc. and also served as a software developer. Upon Pivotal's acquisition of Simba Technologies Inc., Mr. Khan became a shareholder for Pivotal.
(22) Includes 199 shares that Ms. Kloosterboer has a right to acquire pursuant to options exercisable within 60 days of September 1, 2000. Ms. Kloosterboer was a shareholder of Simba Technologies Inc. and also served as the Program Manager. Upon Pivotal's acquisition of Simba Technologies Inc., Ms. Kloosterboer became a shareholder of Pivotal and currently serves as a Program Manager for Pivotal.

(23) Mr. Korach was a shareholder of Exactium Ltd. and also served as the Director of Product Integration of Exactium, Inc. Upon Pivotal's acquisition of Exactium Ltd., Mr. Korach became a shareholder of Pivotal and currently serves as the Director of Product Integration of Pivotal's eSelling Division.
(24) Mr. Kosuru was a shareholder of Simba Technologies Inc. Upon Pivotal's acquisition of Simba Technologies Inc., Mr. Kosuru became a shareholder of Pivotal.
(25) Ms. Li was a shareholder of Simba Technologies Inc. Upon Pivotal's acquisition of Simba Technologies Inc., Ms. Li became a shareholder of Pivotal.
(26) Mr. Lindahl was a shareholder of Exactium Ltd. and also served as the Senior Software Engineer of Exactium, Inc. Upon Pivotal's acquisition of Exactium Ltd., Mr. Lindahl became a shareholder of Pivotal.
(27) Includes 1,500 shares that Mr. Mah has a right to acquire pursuant to options exercisable within 60 days of September 1, 2000 and 297 shares held in escrow. Mr. Mah was a shareholder of Simba Technologies Inc. and also served as the Controller. Upon Pivotal's acquisition of Simba Technologies Inc., Mr. Mah became a shareholder of Pivotal.
(28) Mr. Mashkowski was a shareholder of Exactium Ltd. and also served as the Director of Professional Services of Exactium, Inc. Upon Pivotal's
     acquisition of Exactium Ltd., Mr. Mashkowski became a shareholder of Pivotal and currently serves as the Director of Professional Services of Pivotal's eSelling Division.
(29) Mr. Massombagi was a shareholder of Simba Technologies Inc. Upon Pivotal's acquisition of Simba Technologies Inc., Mr. Massombagi became a shareholder of Pivotal.
(30) Mr. Mureen was a shareholder of Simba Technologies Inc. Upon Pivotal's acquisition of Simba Technologies Inc., Mr. Mureen became a shareholder of Pivotal.
(31) Includes 5,181 shares for which Kirk Herrington disclaims beneficial ownership that are deemed beneficially held by Ms. Payne. Ms. Payne was a shareholder of Simba Technologies Inc. Upon Pivotal's acquisition of Simba Technologies Inc., Ms. Payne became a shareholder of Pivotal.
(32) Mr. Plesnarski was a shareholder of Exactium Ltd. and also served as the Director of Quality Assurance of Exactium, Inc. Upon Pivotal's acquisition of Exactium Ltd., Mr. Plesnarski became a shareholder of Pivotal.
(33) Mr. Rowat was a shareholder of Simba Technologies Inc. Upon Pivotal's acquisition of Simba Technologies Inc., Mr. Rowat became a shareholder of Pivotal.
(34) Ms. Satterfield was a shareholder of Simba Technologies Inc. Upon Pivotal's acquisition of Simba Technologies Inc., Ms. Satterfield became a shareholder of Pivotal.
(35) Mr. Satterfield was a shareholder of Simba Technologies Inc. Upon Pivotal's acquisition of Simba Technologies Inc., Mr. Satterfield became a shareholder of Pivotal.
(36) Mr. Senaratna was a shareholder of Exactium Ltd. Upon Pivotal's acquisition of Exactium Ltd., Mr. Senaratna became a shareholder of Pivotal.
(37) Includes 94 shares Mr. Shulman has a right to acquire pursuant to options exercisable within 60 days of September 1, 2000. Mr. Shulman was a shareholder of Simba Technologies Inc. and also served as a software engineer. Upon Pivotal's acquisition of Simba Technologies Inc., Mr. Shulman became a shareholder of Pivotal and currently serves as a software engineer for Pivotal.
(38) Ms. Shum was a shareholder of Simba Technologies Inc. and also served as a customer support engineer. Upon Pivotal's acquisition of Simba Technologies Inc., Ms. Shum became a shareholder of Pivotal.
(39) Mr. Small was a shareholder of Exactium Ltd. and also served as the Chief Architect of Exactium, Inc. Upon Pivotal's acquisition of Exactium Ltd., Mr. Small became a shareholder of Pivotal and currently serves as the Chief Architect of Pivotal's eSelling Division.
(40) Ms. Sung was a shareholder Simba Technologies Inc. Upon Pivotal's acquisition of Simba Technologies Inc., Ms. Sung became a shareholder of Pivotal.
(41) Ms. Szewczyk was a shareholder of Simba Technologies Inc. and also served as a software developer. Upon Pivotal's acquisition of Simba Technologies Inc., Ms. Szewczyk became a shareholder of Pivotal and served as a software developer for Pivotal.
(42) Mr. Tal was a shareholder of Exactium Ltd. and also served as the Senior Software Engineer of Exactium Ltd. Upon Pivotal's acquisition of Exactium Ltd., Mr. Tal became a shareholder of Pivotal.
(43) Includes 8,188 shares held in escrow. Mr. Topaz was a shareholder of Exactium Ltd. and also served as the Vice President of Configuration Technology of Exactium, Inc. Upon Pivotal's acquisition of Exactium Ltd., Mr. Topaz became a shareholder of Pivotal and currently serves as the Director of Configuration Technology of Pivotal's eSelling Division.
(44) Venrock Associates was a shareholder of Simba Technologies Inc. Upon Pivotal's acquisition of Simba Technologies Inc., Venrock Associates became a shareholder of Pivotal.

(45) Venrock Associates II, L.P. was a shareholder of Simba Technologies Inc. Upon Pivotal's acquisition of Simba Technologies Inc., Venrock Associates II, L.P. became a shareholder of Pivotal.
(46) Includes 137,069 shares of Pivotal acquired by VW B.C. Technology Investment Fund Limited Partnership upon Pivotal's acquisition of Simba Technologies Inc. of which 15,555 shares are held in escrow to indemnify against breaches in representations and warranties. Ventures West
     Management B.C. Ltd. is the general partner of VW B.C. Technology Investment Fund Limited Partnership. Ventures West Management B.C. Ltd. is wholly owned by Ventures West Capital Ltd. The following individuals are shareholders of Ventures West Capital Ltd. and exercise the powers to direct the voting of the shares beneficially owned by Bank of Montreal Capital Corporation and VW B.C. Technology Investment Fund Limited
     Partnership: Edward G. Anderson, Barry Gekiere, Nancy Harrison, Robert J. Louis, Howard L. Riback and Samuel Znaimer. Mr. Louis, a director of Pivotal, also serves as a director and the President of Ventures West Capital Ltd.
(47) Ms. Wang was a shareholder of Simba Technologies Inc. Upon Pivotal's acquisition of Simba Technologies Inc., Ms. Wang became a shareholder of Pivotal.
(48) Mr. Woo was a shareholder of Simba Technologies Inc. Upon Pivotal's acquisition of Simba Technologies Inc., Mr. Woo became a shareholder of Pivotal.
(49) Includes 16,197 shares held in escrow. Working Ventures Canadian Fund Inc. was a shareholder of Simba Technologies Inc. Upon Pivotal's acquisition of Simba Technologies Inc., Working Ventures Canadian Fund Inc. became a shareholder of Pivotal.

                              PLAN OF DISTRIBUTION

The common shares may be sold from time to time by the selling shareholders, or by pledgees, donees, transferees or other successors in interest. These sales may be made on one or more exchanges or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions directly with purchasers. The common shares may also be sold by one or more of the following:

     (1) a block trade in which the broker or dealer so engaged will attempt to sell the common shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     (2) purchase by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

     (3) an exchange distribution in accordance with the rules of the exchange; and

     (4) ordinary brokerage transactions and transactions in which the broker solicits purchasers.

In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from selling shareholders in amounts to be negotiated immediately prior to the sale. These brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act 1933 in connection with these sales. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

                                  LEGAL MATTERS

The validity of the issuance of the common shares offered hereby will be passed upon for us by Borden Ladner Gervais LLP, Vancouver, British Columbia, Canada.

                                     EXPERTS

The financial statements of Pivotal as of June 30, 2000, 1999 and 1998 and for each of the three years ended June 30, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                       WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You can read and copy these documents at the public reference facility maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, NW, Room 1024, Washington, DC 20549. You can also copy and inspect such reports, proxy statements and other information at the following regional offices of the Securities and Exchange Commission:

--------------------------------------------------------------------------------
     New York Regional Office                Chicago Regional Office
     Seven World Trade Center                Citicorp Center
            Suite 1300                       500 West Madison Street, Suite 1400
        New York, NY 10048                   Chicago, Illinois  60661
--------------------------------------------------------------------------------

Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange
Commission filings are also available to the public on the Securities and Exchange Commission web site at http://www.sec.gov. You can also inspect our reports, proxy statements and other information at the offices of the Nasdaq Stock Market.

The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     1.   Our annual report on Form 10-K for the year ended June 30, 2000.
     2. All reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, since the end of the fiscal year covered by our latest annual report for the year ended June 30, 2000.
     3. The description of our common shares contained in our registration statement on Form 8-A filed with the Securities and Exchange Commission on July 28, 1999 under Section 12(g) of then Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description.


This prospectus is part of a registration statement we filed with the Securities and Exchange Commission (Registration No. 333-46978). You may request a free copy of any of the above filings by writing or calling:

                                 Andre Beaulieu
                                 General Counsel
                               Pivotal Corporation
                            300 - 224 West Esplanade
                        North Vancouver, British Columbia
                                 Canada V7M 3M6
                            Telephone: (604) 988-9982

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. The selling shareholders should not make an offer of the common shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table itemizes the expenses incurred by the Registrant in connection with the common shares being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

Item                                                                Amount
----                                                                ------
Securities and Exchange Commission Registration Fee.............    $36,385
Blue Sky Fees and Expenses......................................          -
Accounting Fees and Expenses....................................    $30,000
Legal Fees and Expenses.........................................    $25,000
Miscellaneous...................................................          -

Total...........................................................    $91,385
-------------------

     The selling shareholders will pay no portion of the foregoing expenses.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under the British Columbia Company Act, the Registrant may, if it obtains court approval, indemnify its directors and officers and former directors and officers and current and former directors and officers of its subsidiaries against costs and expenses, including amounts paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made parties because they have been directors or officers, including an action brought by the Registrant. Indemnification of a director or officer under the British Columbia Company Act is possible only if it is shown that the director or officer acted honestly and in good faith with a view to the Registrant's best interests, and in the case of a criminal or administrative action or proceeding the director or officer had reasonable grounds for believing that his conduct was lawful.

The Registrant's articles require it, if it obtains court approval, to indemnify its current and former directors. Under the Registrant's articles it may, if it obtains court approval, indemnify its subsidiaries' current and former directors and its and its subsidiaries' current and former officers, employees and agents. The Registrant's articles also provide that, to the fullest extent permitted by the British Columbia Company Act:

     o    the rights conferred in the articles are not exclusive; and
     o the Registrant is authorized to purchase and maintain insurance on behalf of its and its subsidiaries' current and past directors, officers, employees and agents against any liability incurred by them in their duties.

The Registrant has entered into indemnity agreements with each of its directors and officers and the directors and officers of its subsidiaries. The indemnity agreements call for the Registrant to indemnify the director or officer against all liabilities in connection with any claim arising out of the individual's status or service as a director or officer of the Registrant, or its subsidiaries, other than liabilities arising from gross negligence or willful misconduct. These agreements also call for the Registrant to advance expenses incurred by the individual in connection with any action with respect to which the individual may be entitled to indemnification by the Registrant.

The British Columbia Company Act currently requires the Registrant to obtain the approval of a court before it indemnifies directors or officers. The British Columbia legislature has passed legislation to remove this requirement. The exact timing of the enactment of this legislation is unknown, but it is anticipated that it will not be enacted until some time in 2001.

Currently, there is no pending litigation or proceeding involving a current or past director, officer or employee regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

The Registrant maintains directors and officers liability insurance with an annual aggregate coverage limit of Cdn.$5 million.

Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933 may be permitted for directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

ITEM 16.  EXHIBITS.

Exhibit
Number         Description
------         -----------
 5.1           Opinion of Borden Ladner Gervais LLP

23.1           Consent of Borden Ladner Gervais LLP (included in Exhibit 5.1)

23.2           Consent of Deloitte & Touche LLP, Independent Auditors

23.3           Consent of KPMG LLP

23.4           Consent of Kost, Forer & Gabbay

24.1* Power of Attorney (Included on the signature pages to the registration statement)
---------------

*    Previously filed.


ITEM 17. UNDERTAKINGS.

(a)  Rule 415 Offering.

          The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent (20%) change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided,  however,  that the undertakings set forth in paragraphs (a)(1)(i) and
(a)(1)(ii) above do not apply if this registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities as that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Rule 3-19 of Regulation S-X under the Securities Act of 1933 if such financial statements and information are contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(b)  Filings Incorporating Subsequent Exchange Act Documents by Reference.

          The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)  Indemnification for Liabilities.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada, on October 24, 2000.

                                      PIVOTAL CORPORATION
                                      (Registrant)


                                      BY: /s/ Norman B. Francis
                                          --------------------------------------
                                          Norman B. Francis
                                          President and Chief Executive Officer

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities and on the dates indicated.

       Signature                        Title                       Date
       ---------                        -----                       ----


/s/ Norman B. Francis
--------------------------     President, Chief Executive      October 24, 2000
Norman B. Francis              Officer and Director


          *
--------------------------     Chief Financial Officer and     October 24, 2000
Vincent D. Mifsud              Executive Vice President


          *
--------------------------     Chief Technical Officer         October 24, 2000
Keith R. Wales                 and Director


--------------------------     Director                        October 24, 2000
Jeremy A. Jaech


          *
--------------------------     Director                        October 24, 2000
Douglas J. Mackenzie


          *
--------------------------     Director                        October 24, 2000
Robert J. Louis


          *
--------------------------     Director                        October 24, 2000
Donald A. Mattrick


* By /s/ Norman B. Francis
     --------------------------
         Attorney-in-fact

                            AUTHORIZED REPRESENTATIVE

     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this registration statement solely in the capacity of the duly authorized representative of Pivotal Corporation in the United States, on October 24, 2000.

                                      PIVOTAL CORPORATION


                                      BY: /s/ Norman B. Francis
                                          --------------------------------------
                                          Norman B. Francis
                                          President, Chief Executive Officer and
                                          Director

                                  EXHIBIT INDEX

Exhibit
Number         Description
------         -----------

 5.1           Opinion of Borden Ladner Gervais LLP

23.1           Consent of Borden Ladner Gervais LLP (included in Exhibit 5.1)

23.2           Consent of Deloitte & Touche LLP, Independent Auditors

23.3           Consent of KPMG LLP

23.4           Consent of Kost, Forer & Gabbay

24.1* Power of Attorney (Included on the signature pages to the registration statement)
---------------

*    Previously filed.